File No. 73-00185


               SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                            FORM U-57

                        AMENDMENT NO.  3

                               TO

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1934, as amended

             Entergy International Holdings Ltd LLC

                (Name of foreign utility company)

                     Entergy Services, Inc.

           (Name of filing company, if filed on behalf
                               of
                   a foreign utility company)

        The Commission is requested to mail copies of all Communications relating to this Notification to:

    Denise C. Redmann, Esq.           Thomas C. Havens, Esq.
        Senior Counsel                   Winston & Strawn
    Entergy Services, Inc.               200 Park Avenue
       639 Loyola Avenue               New York, NY  10166
    New Orleans, LA  70113

     Entergy Services, Inc., a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of Entergy International Holdings Ltd LLC, a Delaware limited liability company ("EIHL"), hereby notifies the Securities and Exchange Commission that EIHL relinquishes its status as a "foreign utility company" within the meaning of Section 33 of the Act.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                   ENTERGY SERVICES, INC.

                                   By:  /s/ Steven C. McNeal
                                   Name:     Steven C. McNeal
                                   Tile:     Vice President and Treasurer

Dated:    January 3, 2001